Pricing Term Sheet dated August 10, 2026

Registration Statement No. 333-290475

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

dated August 10, 2026

(To Prospectus dated September 23, 2025)

Duke Energy Corporation

35,000,000 Equity Units

(Initially Consisting of 35,000,000 Corporate Units)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated August 10, 2026 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying base prospectus dated September 23, 2025, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement No. 333-290475). Terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Company:	Duke Energy Corporation

Company Stock Ticker:	The New York Stock Exchange “DUK”

Pricing Date:	August 10, 2026

Trade Date:	August 11, 2026 (“T”)

Settlement Date:	August 13, 2026, which will be the second business day following the Trade Date (such settlement cycle referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Corporate Units prior to the business day preceding the Settlement Date will be required, by virtue of the fact that the Corporate Units initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Corporate Units who wish to trade the Corporate Units prior to the business day preceding the Settlement Date should consult their own advisors.

Registration Format:	SEC Registered

Designation:	Equity Units (each being referred to as an “Equity Unit”) that will each have a stated amount of $50 and will initially be in the form of a Corporate Unit (each being referred to as a “Corporate Unit”) consisting of a purchase contract issued by the Company to purchase shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), and initially, a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Remarketable Senior Notes due 2032 to be issued by the Company (the “2032 RSNs”) and a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Remarketable Senior Notes due 2036 to be issued by the Company (the “2036 RSNs” and, together with the 2032 RSNs, the “RSNs”).

Number of Equity Units Offered:	35,000,000 (or a total of 40,000,000 if the underwriters exercise their option to purchase up to 5,000,000 additional Corporate Units in full, solely to cover over-allotments).

Aggregate Offering Amount:	$1,750,000,000 (or a total of $2,000,000,000 if the underwriters exercise their option to purchase up to 5,000,000 additional Corporate Units in full, solely to cover over-allotments).

Stated Amount per Equity Unit:	$50.00

Public Offering Price:	$50.00 per Corporate Unit / $1,750,000,000 total (or $2,000,000,000 total if the underwriters exercise their option to purchase up to 5,000,000 additional Corporate Units in full, solely to cover over-allotments).

Estimated Net Proceeds to the Company:	The net proceeds from the sale of Corporate Units will be approximately $1,719 million (or $1,965 million if the underwriters exercise their option to purchase up to 5,000,000 additional Corporate Units in full, solely to cover over-allotments), after deducting the underwriting discounts and commissions, but before deducting other estimated offering expenses payable by the Company.

Interest Rate on the 2032 RSNs:	4.85% (or $48.50 per year per $1,000 principal amount of 2032 RSN), subject to modification in connection with a successful remarketing as described in the Preliminary Prospectus Supplement.

Interest Rate on the 2036 RSNs:	4.85% (or $48.50 per year per $1,000 principal amount of 2036 RSN), subject to modification in connection with a successful remarketing as described in the Preliminary Prospectus Supplement.

Comparable Yield for the 2032 RSNs:	The Company has determined that the comparable yield (as described in the Preliminary Prospectus Supplement) for the 2032 RSNs is 5.20%.

Comparable Yield for the 2036 RSNs:	The Company has determined that the comparable yield (as described in the Preliminary Prospectus Supplement) for the 2036 RSNs is 5.65%.

Contract Adjustment Payment Rate:	2.90% per year of the Stated Amount per Equity Unit, or $1.4500 per year, in respect of each purchase contract, subject to the Company’s right to defer contract adjustment payments as described in the Preliminary Prospectus Supplement.

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 7.75% per year until paid, compounded quarterly on each Contract Adjustment Payment Date, to, but excluding, the Contract Adjustment Payment Date on which such Deferred Contract Adjustment Payments are paid.

Rate of Total Distributions on the Corporate Units:	7.75% per year

Reference Price:	$50 divided by the Maximum Settlement Rate (such quotient rounded to the nearest $0.0001), which is $121.1827 and is approximately equal to the closing price of the Common Stock on The New York Stock Exchange on the Pricing Date.

Threshold Appreciation Price:	$50 divided by the Minimum Settlement Rate (such quotient rounded to the nearest $0.0001), which is $151.4693 and represents appreciation of approximately 25.00% over the Reference Price.

Minimum Settlement Rate:	0.3301 shares of Common Stock (subject to adjustment as described in the Preliminary Prospectus Supplement).

Maximum Settlement Rate:	0.4126 shares of Common Stock (subject to adjustment as described in the Preliminary Prospectus Supplement).

Purchase Contract Settlement Date:	August 1, 2029 (or if such day is not a business day, the following business day).

2032 RSNs Maturity Date:	August 1, 2032, subject to the Company’s right of redemption following a failed final remarketing or upon the occurrence of a tax credit event, each as described in the Preliminary Prospectus Supplement.

2036 RSNs Maturity Date:	August 1, 2036, subject to the Company’s right of redemption following a failed final remarketing or upon the occurrence of a tax credit event, each as described in the Preliminary Prospectus Supplement.

Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Mizuho Securities USA LLC
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Truist Securities, Inc.
Wells Fargo Securities, LLC
CIBC World Markets Corp.
RBC Capital Markets, LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC

RSN Interest Payment Dates and Contract Adjustment Payment Dates:	February 1, May 1, August 1 and November 1 of each year, beginning November 1, 2026 (subject to the Company’s right to defer the contract adjustment payments as described in the Preliminary Prospectus Supplement and subject to adjustment of RSN Interest Payment Dates upon a successful remarketing of the RSNs).

Listing:	The Company intends to apply to list the Corporate Units on The New York Stock Exchange under the symbol “DUKU” and expects trading to begin within 30 days after the Settlement Date.

CUSIP / ISIN for the Corporate Units:	26441C 881 / US26441C8819

CUSIP / ISIN for the Treasury Units:	26441C 808 / US26441C8082

CUSIP / ISIN for the 2032 RSNs:	26441CCN3 / US26441CCN39

CUSIP / ISIN for the 2036 RSNs:	26441CCP8 / US26441CCP86

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $50 (or 100% of the issue price of a Corporate Unit), allocated equally between the 2032 RSNs and the 2036 RSNs underlying such applicable ownership interest in the RSNs, and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement:	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units (each being referred to as a “Treasury Unit”) may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 40 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing or a tax credit event redemption, holders of Corporate Units may settle early only in integral multiples of 160,000 Corporate Units. If a purchase contract is settled early, the number of shares of Common Stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment as described in the Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change:	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the 30th scheduled trading day preceding the Purchase Contract Settlement Date, each holder of a purchase contract, subject to certain conditions described in the Preliminary Prospectus Supplement, will have the right to accelerate and settle the purchase contract early on the “fundamental change early settlement date” (as defined in the Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value were determined, for such purpose, based on the “market value averaging period” (as defined in the Preliminary Prospectus Supplement) starting on the 22nd scheduled trading day prior to the fundamental change early settlement date and ending on, and including, the third scheduled trading day immediately preceding the fundamental change early settlement date, plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by the Company by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Preliminary Prospectus Supplement) for the fundamental change:

	Stock Price
Effective Date	$20.00	$40.00	$60.00	$80.00	$100.00	$121.19	$140.00	$151.47	$160.00	$180.00	$200.00	$220.00	$240.00
August 13, 2026	0.3361	0.1481	0.0917	0.0615	0.0331	0.0000	0.0324	0.0487	0.0425	0.0328	0.0272	0.0235	0.0209
August 1, 2027	0.2182	0.0985	0.0618	0.0425	0.0221	0.0000	0.0225	0.0382	0.0320	0.0231	0.0188	0.0163	0.0144
August 1, 2028	0.1053	0.0490	0.0312	0.0223	0.0122	0.0000	0.0123	0.0259	0.0192	0.0119	0.0096	0.0084	0.0075
August 1, 2029	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (that is, the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the number of make-whole shares will be determined by straight line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and the two effective dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $240.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table as described above), then the number of make-whole shares will be zero; and

•	if the stock price is less than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table above) (the “minimum stock price”), then the number of make-whole shares will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing or as a result of a tax credit event redemption, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 160,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Ratings:*	Baa2 by Moody’s Investors Service, Inc. BBB- by S&P Global Ratings, a division of S&P Global Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a shelf-registration statement (including a Preliminary Prospectus Supplement dated August 10, 2026 and an accompanying prospectus dated September 23, 2025) with the Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from (i) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847; (ii) BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attention: Prospectus Department or by email at dg.prospectus_requests@bofa.com; or (iii) Mizuho Securities USA LLC, 1271 Avenue of the Americas, 3rd Floor, New York, NY 10020, Attention: Equity Capital Markets or by email at us-ecm@mizuhogroup.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

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